BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY REPORT

BC Form 51-901F

ISSUER DETAILS
NAME OF ISSUER BIRCH MOUNTAIN RESOURCES LTD.		QUARTER ENDED 2002/06/30	DATE OF REPORT YY/MM/DD 2002/08/27
ISSUER ADDRESS 3100, 205 - Fifth Avenue S.W.
CITY PROVINCE CALGARY AB	POSTAL CODE T2P 2V7	ISSUER FAX NO. (403) 263-9888	ISSUER Telephone (403) 262-1838
CONTACT NAME DON L. DABBS	CONTACT POSITION Vice President & CFO		CONTACT TELEPHONE (403) 262-1838
CONTACT EMAIL ADDRESS dabbsd@birchmountain.com		WEB SITE ADDRESS www: birchmountain.com

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.
DIRECTOR'S SIGNATURE "Donald L. Dabbs"	PRINT FULL NAME Donald L. Dabbs	DATE SIGNED YY/MM/DD 2002/08/27
DIRECTOR'S SIGNATURE "Douglas J. Rowe"	PRINT FULL NAME Douglas J. Rowe	DATE SIGNED YY/MM/DD 2002/08/27

BIRCH MOUNTAIN RESOURCES LTD. FORM 51-901F - QUARTERLY REPORT JUNE 30, 2002

SCHEDULE A: FINANCIAL STATEMENTS

The unaudited financial statements for the second quarter ended June 30, 2002, prepared by Management are attached. The reader is referred to the Notes to the statements and Schedule C for a discussion on the change in accounting practice implemented in the first quarter of 2001.

BIRCH MOUNTAIN RESOURCES LTD.

CONSOLIDATED CONDENDED BALANCE SHEET
AS AT JUNE 30, 2002
(UNAUDITED)

			31-Dec-01
	30-Jun-02		Audited
ASSETS
Current Assets
Cash	51,845		290,714
Accounts receivable	24,150		32,968
Prepaids and deposits	106,371	182,367	60,097	383,779

Capital Assets	199,750			225,828
Total Assets		$382,117		$609,607

LIABILITIES & SHAREHOLDER'S EQUITY
Current Liabilities
Accounts payable	713,294		309,101
Short term loan	72,350
		$785,644		$309,101

Shareholders' Equity (Deficiency)
Share capital	24,639,192		24,346,505
Share Subscription	100,000
Deficit	-25,142,719	-403,528	-24,045,999	300,506
Total Liabilities and Shareholder's Equity		$382,117		$609,607

BIRCH MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30, 2002
(UNAUDITED )

	3 Months		3 Months
	2 Quarter	6 Months	2 Quarter	6 Months
	30-Jun-02	30-Jun-02	30-Jun-01	30-Jun-01

EXPENSES
Amortization	13,088	26,175	12,489	25,940
Mineral exploration costs	227,918	465,053	152,383	282,934
Office	52,789	106,856	67,511	148,776
Professional Fees	48,876	146,998	131,010	309,665
Research costs	10,084	33,539	164,596	214,831
Salaries, management fees and benefits	116,037	240,717	135,872	255,302
Shareholder services and promotion	60,203	93,663	130,950	183,721

LOSS BEFORE THE FOLLOWING	528,996	1,113,002	794,811	1,421,169
Interest and other income	- 240	- 389	- 50,958	- 72,674
Gain on sale of investments			- 14,518	- 14,518
	- 240	- 389	- 65,476	- 87,192

Loss before income taxes	528,756	1,112,613	729,335	1,333,978
Future income tax recovery		- 15,893	- 54,000	- 106,000
Net loss for the period	528,756	1,096,720	675,335	1,227,978

Deficit, beginning of period	24,613,962	24,045,999	22,419,247	21,866,604

Deficit, end of period	25,142,719	25,142,719	23,094,582	23,094,582

Loss per share
Basic	0.02	0.03	0.02	0.04

Share capital
Issued and outstanding	34,528,774	34,528,774	33,647,122	33,647,122

BIRCH MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENT OF CASH FLOW
FOR THE SIX MONTHS ENDED JUNE 30, 2002
(UNAUDITED )

	3 Mo	6 Mo	3 Mo	6 Mo
	6/30/02	6/30/02	6/30/01	6/30/01

CASH FLOWS FROM OPERATING ACTIVITIES
Interest income received	240	389	35,028	56,744
Interest Paid	- 3,654	- 4,650
Cash paid to employees	- 224,565	- 446,200	- 440,946	- 928,836
Cash paid to suppliers	- 168,741	- 268,637	- 176,949	- 379,014
	- 396,720	- 719,098	- 582,867	- 1,251,106

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Common Shares for Cash	308,580	308,580		72,500
Short term loan	- 39,750	71,550
Deposits received	100,000	100,000
Share issuance costs				-
	368,830	480,130		72,500
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on Disposal of Investment			30,488	30,488
Purchase of capital assets	-	99	- 16,563	- 34,979
	-	99	13,885	- 4,531

INCREASE (DECREASE) IN CASH	- 27,890	- 238,869	- 568,982	- 1,183,136

CASH AT BEGINNING OF PERIOD	79,735	290,714	2,247,561	2,861,715

CASH AT END OF PERIOD	51,845	51,845	1,678,579	1,678,579

Birch Mountain Resources Ltd. Notes to the Financial Statements For the period ended June 30, 2002

1. Nature of operations and going concern considerations

Birch Mountain Resources Ltd. (the "Company") is in the process of exploring its mineral leases and permits and has not yet determined whether they contain economically recoverable reserves.

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis. This presumes funds will be available to finance ongoing exploration, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

The Company is obligated to incur certain levels of expenditures to maintain its rights to continue exploration of certain mineral leases and permits. The Company's ability to continue as a going concern is largely dependent on its success in obtaining sufficient funds to carry out exploration activities on its mineral claims, preserving its interest in the underlying claims, establishing the existence of economically recoverable mineral reserves, achieving successful results from its research efforts and obtaining the financing to complete the development and achieve future profitable production or, alternatively, upon the Company's ability to dispose of its interests on an advantageous basis.

In the past, the Company has been successful in raising funds in the equity market for exploration, research and operating activities, but there is no assurance that it will be able to do so in the future. If future financing efforts do not meet with success, there is substantial doubt about the ability of the Company to continue as a going concern as it would likely have to dispose of its assets on a less than advantageous basis.

These financial statements do not give effect to any adjustments, which might be necessary should the Company be unable to continue its operations as a going concern.

2. Significant accounting policies

The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2001, with the exception of the adoption of the accounting policy as described in Note 3. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles are not included. These interim financial statements should be read together with the Company's audited consolidated financial statements for the year ended December 31, 2001.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

3. Adoption of accounting policy

Stock-based compensation and other stock-based payments

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870, which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002.

The standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The fair value of the options issued in the quarter was determined using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 5.0%; dividend yield of 0%, a volatility factor of 12%, and option life of five years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to operations over the expected option life.

4. Short term loan

The short term loans are advances from shareholders which bear interest at prime rate and are due September 30, 2002.

5. Share capital

(a) Common shares	Number	Amount
Balance, December 31, 2001	33,647,122	24,346,505
Private placement - June 2002	881,652	308,580
Future income tax effect of renounced expenditures	-	(15,893)
Balance, June 30, 2002	34,528,774	24,639,192

Subsequent to the quarter end, the Company closed an additional private placement of 285,715 units for proceeds of $100,000. Each unit consists of one common share and one non-transferable share purchase warrant, exercisable at a price of $1.00 per share until September 19, 2003.

(b)  Reserved for issue

Options

The Company has two stock option plans. The original plan was established in 1994 to grant options to directors, officers, employees and consultants of the Company. The plan is administered by the Compensation Committee of the Board of Directors and contains provisions stating that the option period may not exceed 5 years and that the number of common shares issuable on exercise of outstanding stock options may not exceed 10% of the issued and outstanding common shares.

In March 2002, the Board of Directors approved a new stock option plan ("2002 Plan") which was approved by the shareholders at the June 2002 annual general and special meeting. The purpose of the 2002 Plan is to afford persons who provide services to the Company, whether directors, officers, consultants or employees, an opportunity to obtain a proprietary interest in the Company through the purchase of common shares and to aid in attracting, retaining and encouraging the continued involvement of such persons with the Company. The number of common shares reserved for issuance pursuant to the exercise of all options under this plan may not exceed 3,392,674. The plan is administered by the Board of Directors who determine to whom options shall be granted including the terms, pricing and vesting of the grants.

Company has granted options on common shares under the original plan as follows:

	Number of Options	Price Range ($)	Weighted Average Price ($)	Expiry Date
December 31, 2001 outstanding	2,298,750	0.22 - 1.36	0.77	2002 - 2006
Granted	1,140,000	0.26	0.26	2007
Cancelled	(125,000)	0.70	0.70	2002
March 31, 2002 outstanding	3,313,750	0.22 - 1.36	0.60	2002 - 2007
Cancelled	(10,000)	.70	.70	2002
June 30, 2002 outstanding	3,303,750	0.22 - 1.36	0.60	2003 - 2007

Upon approval of 2002 Plan by the shareholders, the Company granted 1,415,000 stock options at an exercise price of $0.34 per share expiring April 2007.

Following summarizes information about the various stock options outstanding at June 30, 2002:

Shares Under Option	Expiry Date	Option Price
Original plan
150,000	March 2003	.22
75,000	July 2003	.22
490,000	November 2003	.35
30,000	July 2004	1.25
735,000	November 2004	1.36
408,750	January 2006	.60
275,000	April 2006	.65
1,140,000	March 2007	.26
3,303,750.60
2002 plan
1,415,000	April 2007	.34
4,718,750.52

Warrants

In relation to private placements, the Company has the following warrants outstanding:

	Number	Exercise Price	Expiry Date
Balance, December 31, 2001	1,410,781	1.50	December 2002
Issued June 2002	881,652	1.00	August 2003
Balance, June 30, 2002	2,294,433	1.30

During this second quarter, in conjunction with a private placement, the Company issued 881,652 share purchase warrants at a price of $1.00 per warrant, exercisable until August 6, 2003.

The Company also received approval to extend the expiry date of the warrants outstanding at year end, from June 2002 to December 6, 2002.

Subsequent to the quarter end, in conjunction with an additional private placement, 285,715 warrants were issued at a price of $1.00 per share with an expiry date of September 19, 2003.

6. Stock-based compensation

The following are the pro forma net loss and basic loss per share amounts had the Company charged the fair share of stock-based compensation to net loss:

	Three Months Ended June 30, 2002	Six Months Ended June 30, 2002
Net loss for the period	528,756	1,096,720
Pro forma stock compensation	9,667	12,800
Pro forma loss for the period	538,423	1,109,520
Loss per share - basic	0.02	0.03

7. Future income tax recovery

Under Canadian income tax legislation, corporations are permitted to issue shares whereby the Company agrees to incur qualifying expenditures, as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors. Share capital is reduced by the estimated future income tax cost of the renounced deductions as the expenditures are incurred.

Based on the expenditures during the six months ended June 30, 2002, future income tax recoveries of $15,893 have been recorded along with a corresponding reduction to share capital.

8. Related party transactions during the period

  Included in shareholder services and promotion are amounts paid to a company controlled by the spouse of a director totaling $9,888 for the three months ended June 30, 2002.

9. Material differences between Canadian and United States generally accepted accounting principles

  The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these consolidated financial statements are as follows:

(a)	The balance of any unspent funds raised under a flow-through arrangement is considered restricted cash under U.S. GAAP and would require separate disclosure on the face of the balance sheet. In addition, such restricted amounts would not be considered cash and cash equivalents for cash flow reporting purposes. The amount of such restricted cash applicable to future flow-through expenditures included in the balance sheet was nil at June 30, 2002 (December 31, 2001 - $75,000).

(b)	Future income taxes related to flow-through shares for renunciation of qualified resource expenditures, are treated as a cost of issuing those securities for Canadian GAAP. For U.S. GAAP, these costs are included in the future tax provision.

  If these consolidated financial statements were prepared in accordance with US GAAP, the impact on the balance sheets would be as follows:

	June 30 2002	December 31 2001
Deficit under Canadian GAAP	25,142,719	24,045,999
Future income taxes	1,245,782	1,229,889
Deficit under U.S. GAAP	26,388,501	25,275,888

  In addition, the impact on the consolidated statements of loss would be as follows:

	3 months June 30 2002	6 months June 30 2002	3 months June 30 2001	6 months June 30 2001
Net loss for the period under Canadian GAAP	528,756	1,096,720	675,335	1,227,978
Future income taxes	-	15,893	54,000	106,000
Net loss for the period under U.S. GAAP	528,756	1,112,613	729,335	1,333,978
Pro-forma loss per share under U.S. GAAP	0.02	0.03	0.02	0.04

  For U.S. GAAP purposes, the Company has adopted APB Opinion No.25, Accounting for Stock Issued and Employees (APB 25), to account for stock based compensation to employees and directors using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price, at the date granted. As at June 30, 2002, no compensation cost has been recorded for any period under this method, as the option price has been equal to the market price on the date of the grant.

  The Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the date of grant based on the fair value of options granted and is recognized over the vesting period. These costs were calculated in accordance with the Black-Scholes option pricing model, assuming an annual risk free rate of 5%, a dividend yield of 0%, a volatility factor of 12%, and an option life of five years.

  Had the Company adopted SFAS 123 for its U.S. GAAP disclosure, the following net losses would have been reported:

	3 months June 30 2002	6 months June 30 2002	3 months June 30 2001	6 months June 30 2001
Net loss under U.S. GAAP	528,756	1,112,613	729,335	1,333,978
Pro-forma stock compensation, after net tax affect	30,753	55,706	23,900	47,800
Pro-forma net loss under U.S. GAAP	559,509	1,168,319	753,235	1,381,778
Pro-forma loss per share under U.S. GAAP	0.02	0.03	0.02	0.04

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. a) Summary of deferred exploration costs.

    Exploration costs are expensed as incurred, see Note 2 of the Financial Statements or Schedule C 2.a for an   explanation of the change in accounting policy.

            b) During the period the material expenditures were as follows:

		Apr - Jun
		3 Months		June 2002
Amortization		13,088		26,175
Consulting
Mineral Exploration Costs		227,918		465,053
Equipment Rental	15,392		38,580
Lab Rental & Utilities	18,285		35,618
Transportation & Accommodation	5,819		8,102
Materials & Supplies	4,156		10,141
Mineral Lease	8,355		6,299
Third Party Services	67,382		160,830
Personnel	108,529		205,483
Office		52,789		106,856
Professional Fees		48,876		146,998
Accounting	209		350
Audit Fees Can	19,365		14,637
Audit Fees US			1,650
IT
Legal Fees Can	29,302		159,636
Legal Fees US

Research Costs		10,084		33,539
Materials, Assays			100
Services & Contracts	4,739		19,765
Salaries & Travel	5,345		13,674

Salaries, Management Fees & Benefits		116,037		240,717

Shareholder Services and Promotions		60,203		93,663

2. Related party transactions during the period:

Included in shareholder services and promotions are amounts paid to a company controlled by the spouse of a director totaling $9,888.

3. Summary of securities issued and options granted during the period:

a)  Securities issued during the period:
At June 30, 2002, 34,528,774 shares were outstanding. There were 881,652 shares issued during the three months of the second quarter ended June 30, 2002.

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration
06/06/02	Common Shares	Private Placement	881,652	0.35	308,578	Cash

b) Options granted during the period:

Date	Number	Name or Description Of Optionee	Exercise Price	Expiry Date
O4/03/02	65,000	Hugh Abercrombie	$0.34	04/03/07
O4/03/02	100,000	Donald Dabbs	$0.34	04/03/07
O4/03/02	90,000	Douglas Rowe	$0.34	04/03/07
O4/03/02	125,000	Kerry Sully	$0.34	04/03/07
O4/03/02	150,000	Lanny McDonald	$0.34	04/03/07
O4/03/02	125,000	Charles Hopper	$0.34	04/03/07
O4/03/02	125,000	Jack Clark	$0.34	04/03/07
O4/03/02	50,000	John Houghton	$0.34	04/03/07
O4/03/02	40,000	Suzanne Loov	$0.34	04/03/07
O4/03/02	100,000	Consultants	$0.34	04/03/07
O4/03/02	425,000	Staff	$0.34	04/03/07

4. Summary of securities as at the end of the reporting period:

    a) Description of authorized share capital:
        Unlimited number of voting common shares without par value
        Unlimited number of preferred shares, issuable in series
        Unlimited number of non-voting shares

        b) Number and recorded value for shares as at the end of this reporting period:

        Issued and outstanding: 34,528,774
        Value: $24,639,192

        c) Description of options and warrants outstanding.

Number	Exercise Price	Expiry Date
Warrants
1,410,781	$1.50	12/06/02
881,652	$1.00	06/06/03

Options
150,000	$0.90	03/09/03
75,000	$0.22	07/13/03
490,000	$0.35	11/16/03
30,000	$1.25	07/26/04
735,000	$1.36	11/18/04
408,750	$0.60	01/27/06
275,000	$0.65	04/24/06
1,140,000	$0.26	03/18/07
1,415,000	$0.34	04/03/07

5. Directors and Officers as at the date this report is signed and filed:

Name	Position
Kerry E. Sully	Chairman & Director
Douglas J. Rowe	President, CEO & Director
Donald L. Dabbs	Vice President, CFO & Director
Lanny K. McDonald	Director
John I. Clark	Director
Charles S. Hopper	Director
John R. Houghton	Corporate Secretary
Suzanne L. Loov	Assistant Corporate Secretary
Hugh J. Abercrombie	Vice President - Exploration

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. Description of Business

Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") is a mineral exploration and mineral technology company. Mineral exploration is confined to Alberta, Canada.

Landholdings at June 30, 2002:

Project	hectares	acres
Athabasca	485,650	1,200,062
Birch Mountains	92,160	227,731
Total area	577,810	1,427,793

On April 22, 2002, Birch Mountain announced it had filed a 2002 exploration assessment report with the Alberta Department of Energy in the amount of $5.15 million for work conducted from April 2000 to March 31, 2002, on its exploration properties in the Athabasca and Birch Mountains. The assessment expenditures have been applied to 55 metallic and industrial minerals permits covering 360,129 hectares (889,894 acres) in both exploration properties. The expenditures included in the 2002 assessment report are sufficient to retain Birch Mountain's priority permits for the next two years, or until the expiry of their 10-year term, whichever is earlier. Additional assessment-eligible work has been completed and will be available for future assessment reports. On August 21, 2002, the Company announced that its assessment filing had been accepted by Alberta Energy.

At the time of the assessment filing, the Athabasca exploration property was reduced by 66,192 hectares (163,563 acres) to retain only lands considered to be most prospective for precious metals. In addition, Birch Mountain elected not to file on portions or all of 33 metallic and industrial mineral permits totalling 235,496 hectares (581,921 acres). These permits are being allowed to expire on their anniversary dates, reducing the total Athabasca land holdings to 277,185 hectares (684,936 acres) by August 29, 2002. Birch Mountain has maintained its core exploration land in Athabasca, comprising 48,785 hectares (120,550 acres) held under metallic and industrial mineral leases that require an annual lease payment of $171,000 and 436,865 hectares (1,079,512 acres) held under metallic and industrial mineral permits at June 30, 2002. All exploration permits in the Birch Mountains have been retained, in accordance with the option agreement with Shear Minerals Inc. and Marum Resources Ltd.

Birch Mountain's wholly owned subsidiary, Dawson Bay Minerals Inc., announced April 22, 2002, that it allowed the Special Exploration Permit 99-1 covering 9,784 hectares (24,177 acres) near Dawson Bay, Manitoba, to lapse. Birch Mountain no longer holds any mineral interests in Manitoba, the Yukon or Indonesia.

2. Operations and Financial Conditions

Results of Operations
Costs and Expenses

Corporate Income and Expenses
 Total expenses were $528,996 including $227,918 of mineral exploration costs in the second quarter of 2002, down from $794,811 in the second quarter of 2001, a 22% decrease from the previous year. Office expenses were down in the second quarter from $67,511 in 2001 to $52,789 in 2002, a 28% decrease.

Professional fees decreased significantly in the second quarter of 2002 to $48,876 from $131,010 in 2001. During the year 2001 the Company expended significant resources in defense of the trading suspension imposed by the TSX Venture Exchange.

Salaries, management fees and benefits were $116,037 in 2002, compared with $135,872 for the same period in the prior year.

Liquidity and Capital Resources

While Birch Mountain has been successful in raising funds in the past, management believes that junior resource companies will continue to have difficulty financing new issues in 2002. As a result, the Company will remain prudent and cautious, preserving its working capital by conducting selective field programs and value-adding laboratory work as well as minimizing general and administrative costs.

Comparatively, at June 30, 2001, working capital was approximately $1,300,000 compared with a negative working capital of $603,277 at the end of June 30, 2002.

Mineral Exploration Costs
Mineral exploration costs were $227,918 in the second quarter of 2002 compared with $152,383 in 2001. The increase reflects the resumption of normal corporate activities with technical staff focused on exploration work following resolution of the TSX Venture Exchange trading suspension

Mineral Technology Costs
The Company spent only $10,084 in the second quarter of 2002 down from $164,596 in the second quarter of 2001. Expenditures on mineral technology were reduced in the second quarter of 2002 due to the deployment of technical staff on exploration activities.

The Company's existing capital resources are inadequate to maintain operations at its current rate of investment in exploration and research to the end of 2002. The Company completed a private placement on June 6 and July 22, 2002, as the first step in what is planned to be a multi-staged financing to advance the natural nanoparticle research and precious metal assay verification programs, together with ongoing corporate activities. Additional financing may not be available when needed, or if available, it may not be on terms that are acceptable to the Company.

3) Significant Events

TSX Venture Exchange

After twenty-one months of review, a technical audit, and a preliminary hearing of the Listed Company Review Panel, Birch Mountain accepted a proposal from the TSX Venture Exchange (the "Exchange") for a negotiated settlement of the trading suspension first imposed on June 16, 2000. An extensive news release was issued March 7, 2002, and trading of the Company's common shares resumed on the Exchange on March 11, 2002. The Exchange advised that "no adverse inference should be drawn from the suspension."

Registration with the U.S. Securities and Exchange Commission

In September 2000, Birch Mountain filed a Form 20-F Registration Statement with the U.S. Securities and Exchange Commission ("SEC"). Registration with the SEC enables U.S. broker/dealers to solicit secondary investment in the Company's securities and facilitates investment by U.S. citizens. Birch Mountain maintained its registration in good standing by filing a Form 20-F Annual Report with the SEC on June 28, 2002.

Trading in the U.S.A.

The Company engaged Kenny Securities Corp. of St. Louis as Market Maker. The Market Maker filed a Form 211 with the National Association of Securities Dealers (NASD) in August 2001 for approval to make a market in the shares of Birch Mountain on the Over-the-Counter Bulletin Board. The application was reviewed, but trading was not approved until the Company announced its settlement with the Exchange on March 7, 2002. Trading under the symbol BHMNF commenced on the OTC-BB on April 2, 2002.